Exhibit 5

July 14, 2025 File No: 43512
To: Mr. Eyal Kaplan, Chairman of the Board of Directors Perion Networks Ltd. Leonardo Da Vinci 2 Tel Aviv	Via Electronic Mail

Dear Sirs / Madam,

Re: Perion Network Ltd. (the “Company”)

In reference to: our letter to you dated 21.4.2025; your letter to us dated 29.4.2025; our letter to you dated 25.5.2025; your letter to us dated 17.6.2025; our letter to you dated 26.6.2025

On behalf of our client, Value Base Fund Limited Partnership, we hereby address you as follows:

1.
Our client welcomes the Company's decision to remove the rights plan ("Poison Pill"), notwithstanding the unfortunate fact that the decision was made blatantly late and after damage had already been caused to the Company's shareholders.

2.
We would like to once again bring to your attention, for the last time, several additional material matters, that we believe would be appropriate for the members of the Company's Board of Directors to consider, for the benefit of the Company and all its shareholders:

A.	The Company's Capital Structure

Our client believes that the Company's capital structure is inefficient and impairs heavily on the ability to generate substantial value for the shareholders. As reflected in the Company's balance sheet as of March 31, 2025, there is material excess cash (net) of approximately $359 million, which is a considerable amount in and of itself, and especially in relation to the Company's operating value.

Even after the Company's share repurchases and adding the funds of the acquisition transaction reported by the Company on May 13, 2025, the Company's excess cash is still unusually high and create a low return on capital and raises significant concern among investors and shareholders regarding the future use of these funds.

It should be emphasized that executing acquisitions may improve the Company's capital structure; however in light of the huge amount of excess cash in the Company's balance sheet in general, and in relation to the Company's operating value specifically, the existing share repurchase program is not sufficient in itself, and there is room to examine a significant additional return of capital to shareholders.

In light of the above, our client believes that the Board of Directors would be well-advised to establish a more efficient balance sheet structure, which would contribute to a significant improvement in the Company's overall value and the operating value of its activities derived therefrom.

B.	A transparent and clear growth strategy

A growth strategy that combines, among other things, mergers and acquisitions is important for both the Company and its shareholders. At the same time, our client believes that it would be good for the Company and its shareholders if the acquisitions activity were conducted with a greater level of transparency both at the strategic level and at the post-transaction reporting level.

Providing disclosure about the Company's acquisition strategy (as determined by the Board of Directors) could reduce the concerns of shareholders and other potential investors about the manner of use of the Company's cash reserves.

As stated, our client believes that it is of great importance to provide sufficient disclosure that includes extensive financial information regarding acquired companies (and certainly more than the information disclosed by the Company in connection with its recent report of the acquisition of Greenbids). Such disclosure should also address, without compromising the Company or the transaction, the valuation multiples at which the target company and/or the relevant activity are being acquired, management's rationale for the acquisition in the context of the Company's existing activity, and management's projections for the target company’s performance, also with respect to advantage in size and synergy in expenses and revenues, if such exists.

C.	Compensation Policy

Our client believes that the scope of compensation for senior management is too high, particularly in light of the performance of the Company and its stock. Furthermore, the existing compensation structure does not create a proper and balanced incentive for management and is not consistent with the best interests of the Company and its shareholders. Our client also believes that amending the compensation policy and the structure of the executive compensation plan, in accordance with the above, will help increase shareholder and investor confidence in the Company's leadership and its operations.

3.
In summary, our client welcomes the cancellation of the Poison Pill (notwithstanding the delay in reaching this decision and the damage already caused to shareholders as a result). However, our client believes that this should be only the first step and should be followed by additional measures, which our client has previously pointed out to the Company's Board of Directors, and which, to the best of its knowledge, are supported by many other shareholders of the Company.

Accordingly, after our client reiterated and clarified its position regarding the actions it believes that the Company's Board of Directors should take to improve the Company's situation, commencing on the date hereof, it does not intend to take any active measures against the Company's Board of Directors or its management, and in light of the cancellation of the Poison Pill, our client no longer insists on convening a special general meeting of the Company's shareholders, as previously stated in our letter dated June 26, 2025.

Sincerely,
/s/ Efrat Tzur Efrat Tzur, Adv.	/s/ Dr. Haim Makhlouf Dr. Haim Makhlouf, Adv.

CC: The Members of the Board of Directors of Perion Networks Ltd.

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